[Reference Translation]
March 30, 2010
To Whom It May Concern:
Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Begins Radically Reshaping Operations to Meet Customer Expectations

Toyota Motor Corporation (TMC) hereby notifies that it held the first meeting of its Special Committee for Global Quality today, chaired by TMC president Akio Toyoda, to further strengthen TMC’s operations from a customer’s perspective.

Please see the attached press release for the announcement made by TMC regarding the above.

March 30, 2010
Toyota Motor Corporation

Toyota Begins Radically Reshaping Operations to Meet Customer Expectations
—Company Holds Inaugural Meeting of Special Committee for Global Quality—

Tokyo—Toyota Motor Corporation (TMC) announces that today it convened the first meeting of its Special Committee for Global Quality.  Chaired by TMC President Akio Toyoda, the committee will spearhead reforms to further instill the company’s operations throughout the world with a customer perspective.

The committee members include newly appointed chief quality officers for North America; Europe; China; Asia and Oceania; and the Middle East, Africa, and Latin America, who will represent concerns of customers.  Also present at the meeting were representatives from TMC’s business operations and others.

TMC’s global committee will investigate the causes of quality problems, including those that necessitate recalls, and reexamine the factors that affect quality in every phase of design work, manufacturing, marketing and service.  By approaching the task of quality assurance from the standpoint of customers in each region, and by keeping in mind the need for strengthened global communication and for ensuring transparency, the committee decided on various improvement measures aimed at resolving current issues.

With today’s meeting of the global committee as the start, the committee and the regional quality committees will continue to spearhead comprehensive improvements to the company’s operations, and promote the strengthening of global quality improvement activities.

Summary of Quality-Improvement Measures Adopted by Committee

Recalls and other safety decisions
•
On behalf of the chief quality officers (CQOs), safety executives will participate in recall and other safety decision-making on a global basis.  This is aimed at establishing a system in which representatives from each region will voice customer concerns from their regions and participate in determining if and how to undertake recalls and other safety measures.

•	The CQO teams and the other representatives who participate in recall decision-making will promptly share information on customer complaints, defects and recalls with the global team members.

By realizing the above, Toyota aims to structure an optimal and prompt recall decision-making process both globally and locally.

Strengthening information gathering
•
Toyota (as a whole) will strengthen its onsite information-gathering capabilities in regard to suspected quality problems.  For instance, in the United States, the Swift Market Analysis Response Team (SMART), a team of specially trained technicians, will conduct onsite inspections as promptly as possible.  Toyota plans also to increase the number of technology offices in North America from one to seven and establish seven offices in Europe, six offices in China, and other offices in other regions.

•
To support analysis of the causes of accidents, Toyota in North America will, in cooperation with the authorities, expand the use of event data recorders (EDRs), which can record data regarding vehicle condition and driver operation.  Toyota will also cooperate with the authorities in other regions regarding the use of EDRs.  In addition, Toyota will expand the use of remote communications functions, such as G-Book telematics to convey vehicular self-diagnostic information to drivers and will consider a framework for storing that information as a resource for making product improvements.

Timely and accurate disclosure
•
Toyota will have third-party experts from each region evaluate quality-improvement measures on a regional basis.  Toyota will also enlist four third-party experts to review the quality-improvement measures adopted by its Special Committee for Global Quality.  Plans call for the initial review results to be released in June 2010.

•	Toyota will work closely with Toyota and Lexus dealers to promote safer driving. They will provide customers with useful information about safety technology and safe-driving practices.

Product safety and assurance
•	Toyota will establish a specialized organization on safety within technical divisions to promptly and accurately reflect customer feedback to strengthen vehicle development.
•
For additional customer confidence, Toyota will incorporate—globally—a brake override system (BOS) into new production models, starting in 2010.  The BOS will automatically reduce engine power when the brake and accelerator pedals are applied simultaneously.

Human resources
•	Toyota will establish CF (customer first) training centers by July 2010 in Japan, North America, Europe, Southeast Asia, and China to cultivate quality assurance professionals in each region.

TMC Special Committee for Global Quality, Organizational Position

Chief Quality Officers
North America	Steve St. Angelo, managing officer, TMC
Europe	Didier Leroy, managing officer, TMC
China
Masahiro Kato, managing officer, TMC
•  Tian Congming, senior vice president, FAW Toyota Motor Sales Co., Ltd. (FTMS)
•  Feng Xingya, senior vice president, Guangzhou Toyota Motor Co., Ltd. (GTMC)
•  Godfrey Tsang, vice president, Toyota Motor (China) Investment Co., Ltd. (TMCI)

Asia and Oceania
Mitsuhiro Sonoda, managing officer, TMC
•  Surapong Tinnangwatana, senior vice president, Toyota Motor Asia Pacific-Engineering and Manufacturing Co., Ltd. (TMAP-EM)
•  Vince S. Socco, senior vice president, Toyota Motor Asia Pacific Pte Ltd. (TMAP-MS)

Middle East, Africa, and Latin America	Hisayuki Inoue, managing officer, TMC
Katsutada Masumoto, managing officer, TMC
Japan	Katsutada Masumoto, managing officer, TMC

END